Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-122904

FREE WRITING PROSPECTUS AND FINAL TERM SHEET DATED DECEMBER 15, 2006

Overstock.com, Inc.

Issuer:	Overstock.com, Inc.

Price	$14.63 per share.

Estimated net proceeds to Overstock	Approximately $39.5 million after deducting placement agent fees and commissions and estimated offering expenses payable by us.

Pro forma as adjusted Balance Sheet data:	Based on the offering price of $14.63 per share on a pro forma as adjusted basis as of September 30, 2006 (in thousands):

	Cash and equivalents	$78,886
	Working capital	96,067
	Total assets	261,885
	Total debt	84,435
	Total stockholder’s equity	106,251

Pro forma as adjusted capitalization:	Based on the offering price of $14.63 per share on a pro forma as adjusted basis as of September 30, 2006 (in thousands):

	Cash and equivalents	$78,886
	Total debt	84,435
	Total stockholder’s equity	106,251
	Total capitalization	190,686

Dilution:

Based on an offering price of $14.63 per share, our pro forma net tangible book value after this offering would have been $103.3 million, or $4.41 per share, as of September 30, 2006. This represents an immediate increase in pro forma net tangible book value of $1.33 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $10.22 per share to investors purchasing in this offering at the offering price.

Recent Developments:

In August 2004, we entered into agreements with an entity for the purpose of buying diamonds and other jewelry, primarily to sell on our website. Effective November 30, 2006 we terminated our agreements with this entity, including our ten-year option to purchase 50% of the ownership and voting interest of the entity, a $7.4 million promissory note to the Company, and our security interest in its diamonds inventory in exchange for a $6.7 million promissory note from a third party.

We are developing two tabs which we expect to begin displaying on our website sometime between December 20 and 30, 2006. The first is an automotive tab which will show automobiles for sale by car dealers and allow users to express offers on those automobiles through our website to the dealers. The car dealers will make the actual sales. The second is a social media tab wherein users who share common interests can collaborate with other users to author articles about their interests.”

Placement Agent:	WR Hambrecht + Co

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800- 910-3205.